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SE 08026806 S
: COMMISSION
)549

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SEC FILE NUMBER
8-67290

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pegasus Securities, LLC (A Development Stage Company)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5775 Glenridge Dr., Building B, Suite 100
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

Mail Processing Section
FEB 28 2008
Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, David Sinyard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pegasus Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

VALERIE S. FULKERSON NOTARY PUBLIC MY COMMISSION EXPIRES DEC. 2, 2011 FULTON COUNTY GEORGIA

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PEGASUS SECURITIES, LLC
(A Development Stage Company)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

PEGASUS SECURITIES, LLC
(A Development Stage Company)

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Pegasus Securities, LLC

We have audited the accompanying statement of financial condition of Pegasus Securities, LLC, (a development stage company) as of December 31, 2007, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2007 and the period from inception (August 27, 2005) to December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Securities, LLC, as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 and for the period from inception, (August 27, 2005) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 25,803
	$ 25,803

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -0-
Member's equity	25,803
	$ 25,803

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Statements of Income
For the Year Ended December 31, 2007
and For the Period from Inception
(August 27, 2005) to December 31, 2007

	For the Year Ended December 31, 2007	For the Period From Inception (August 27, 2005) to December 31, 2007
Revenues		
Other income	$ 35,000	$ 35,000
	35,000	35,000
Expenses		
Communication expense	1,817	2,958
Occupancy and equipment	15,563	20,648
Promotional costs	1,950	2,680
Regulatory fees and expenses	655	5,829
Other expenses	8,827	14,182
	28,812	46,297
Loss/gain before income tax expense	6,188	(11,297)
Provision for income taxes	-0-	-0-
Net income (loss)	$ 6,188	$ (11,297)

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Statements of Changes in Member's Equity
For the Year Ended December 31, 2007
and For the Period from Inception
(August 27, 2005) to December 31, 2007

	Member's Equity
Balances at August 27, 2005	$ -0-
Capital contributions	27,000
Net loss	(17,485)
Balances at December 31, 2006	9,515
Capital contributions	10,100
Net income	6,188
Balances at December 31, 2007	$ 25,803

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007
and For the Period from Inception
(August 27, 2005) to December 31, 2007

Balance at August 27, 2005	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2006	-0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2007	$ -0-

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2007
and For the Period from Inception
(August 27, 2005) to December 31, 2007

	For the Year ended December 31, 2007	For the Period From Inception (August 27, 2005) to December 31, 2007
Cash flows from operating activities		
Net income (loss)	$ 6,188	$ (11,297)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
Decrease in accounts payable and accrued expenses	(3,504)	-0-
Net cash provided (used) by operating activities	2,684	(11,297)
Cash flows from investing activities		
Net cash provided (used) by investing activities	-0-	-0-
Cash flows from financing activities		
Capital contributions	10,100	37,100
Net cash provided (used) by financing activities	10,100	37,100
Net increase (decrease) in cash	12,784	$ 25,803
Cash at beginning of period	13,019	
Cash at end of period	$ 25,803	
Supplemental schedule of cash flow information		
Cash paid during the period for:		
Interest	$ -0-	$ -0-
Income taxes	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Pegasus Securities LLC (a development stage company), (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(i). The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues. The Company operates as a Georgia Limited Liability Company (L.L.C.) and has a sole member, Pegasus Partners LLC (member). Its member has limited personal liability for the obligations or debts of the entity. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is conducted with customers located throughout the United States.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $25,803 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the member can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the member to pay federal income taxes on Company profits, among other purposes.

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2007

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions/Economic Dependency

The Company and its member are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is provided management services from its member. The Company expenses for these services during the year ended December 31, 2007 are as follows:

Communication	$ 1,817
Occupancy and equipment cost	15,563
Promotional cost	1,950
Other expenses	2,601
	$ 21,931

Note 5 - Development Stage Operations

The Company is a development stage company since it has not fully commenced operations as of December 31, 2007. The Company's activities since its inception have been directed toward maintaining its status as a registered broker-dealer in securities. The Company's intention is to increase sales of securities products in the near future.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 25,803
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	25,803
Net capital before haircuts on securities positions	25,803
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 25,803

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ -0-
Total aggregate indebtedness	$ -0-

Schedule I (continued)

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 20,803
Excess net capital at 1000%	$ 25,803
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

PEGASUS SECURITIES, LLC
(A Development Stage Company)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participant broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Pegasus Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Pegasus Securities, LLC (a development stage company), (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

END